

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2013

Via E-mail
David Hooston
Chief Financial Officer
Doral Financial Corporation
1451 Franklin D. Roosevelt Avenue
San Juan, Puerto Rico 00920-2717

> **Re: Doral Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 13, 2013**
> **Form 10-Q for the Fiscal Quarter ended September 30, 2013**
> **Filed November 5, 2013**
> **File No. 001-31579**

Dear Mr. Hooston:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 3. Legal Proceedings

Banking Regulatory Matters, page 56

1. We note disclosure of the Consent Order with the FDIC and Commissioner of Financial Institutions of Puerto Rico entered into on August 8, 2012, and your written agreement dated September 11, 2012 with the Federal Reserve Bank of New York. For each significant action item, please tell us and revise future filings to discuss the actions you have taken or plan to take to comply with the regulatory agreements and the current status of your compliance.

Item 6. Selected Financial Data, page 63

2. We note that the Company's total loans are in excess of its total deposits. In future filings, consider adding a risk factor discussing how this impacts the Company's costs of funds and, more specifically, the potential effects on future operating results.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Allowance for Loan Losses, page 69

3. We note your disclosure on page 70 that during the first quarter of 2012, you adopted a "more conservative outlook" as to future loan performance considering new information developed during the quarter, and the uncertain economic and regulatory environments. Please tell us and revise your future filings to explain the following:

- Discuss in detail the new information developed in addition to changes to the economic and regulatory environments that has led you to employing a more conservative outlook.
- Discuss why these changes were made during the first quarter of 2012 as opposed to a prior period.
- Separately explain in detail the reasons for each of the changes to the assumptions and calculations disclosed, (i.e. reducing defaulted loans by 90 days, increasing the expectation that long term delinquent loans are foreclosed, etc.) disaggregated by loan portfolio segment along with the corresponding support that these changes are representative of the credit risk inherent in your loan portfolio.
- Quantify the provision for loan losses as a result of this change to your allowance for loan loss methodology separately for each of the significant assumptions and calculations that have been changed.

4. As a related matter, we also note during this period you also adopted a "more conservative view" of the estimated collectability of significantly aged residential mortgage loans. Please confirm whether this change resulted in the increase to your provision for loan losses for 2012 of $22.6 million disclosed on page 86 represents your decision to charge off the full principal balance of all loans that were five years or more past due. If so, please explain your accounting policy prior to this change and also explain why these amounts were not charged off in a prior period. If not, please tell us and revise future filings to explain in further detail the reasons and related support for your change in estimated collectability of these loans in addition to disclosing the financial statement impact of this change.

5. We also note on page 70 that during the first quarter of 2012 you began utilizing a market analysis on land use completed in late 2012 which provides information necessary for appraisers to value undeveloped land in Puerto Rico. Please address the following:

    *   Tell us whether this market analysis was prepared in-house or externally by an independent third party.
    *   Tell us whether this market analysis changes your accounting policy procedures and related accounting for undeveloped land in Puerto Rico. Specifically, confirm whether you have or plan to place less reliance on independent appraisals as a result of your utilization of this market analysis.
    *   Tell us the corresponding financial statement impact to the provision for loan losses and related allowance for loan losses as a result of your utilization of this market analysis.

6. As a related matter, we note disclosure on page 73 that during 2012 you made a concerted effort to obtain updated valuations and, as a result, you were able to eliminate use of the index previously utilized to estimate declines in Puerto Rico commercial real estate development and land values. Please address the following:

    *   Compare and contrast this disclosure with your statement on page 70 that you began utilizing a market analysis on land use completed in late March 2012.
    *   We note that these new valuations account for approximately $78.7 million of your 2012 provision for loan and lease losses. Please provide us with a comprehensive understanding of the reasons for this significant expense during the year. In your response please tell us the following:

        *   Whether internal or external appraisals were performed;
        *   An understanding of the type of and timeliness of when the previous valuations were performed. Please explain your previous accounting policies and procedures in this regard; and
        *   When these updated valuations were received and explain why these updated valuations were not performed earlier. Also, address your consideration of whether any of these valuation adjustments related to prior periods.

Composition of Mortgage Non-Performing Loans

Loan Modifications and Troubled Debt Restructurings, page 128

7. We note your disclosure that you have created a number of loan modification programs to help borrowers stay in their homes and operate their businesses. You also state that in some of these cases, the restructure or loan modification fits the definition of a troubled debt restructuring (TDR) as defined by current accounting guidance. Please tell us and revise future filings to provide a brief summary of your various loan modification programs, disclose the amount of loans modified that are not considered TDR's,

disaggregated by loan portfolio segment, and explain how you determined the modifications did not meet the definition of a TDR pursuant to ASC 310-40-15-5.

8. We note your disclosure on page 129 that residential mortgage loans comprised $627.8 million or 75.8% of TDR loans as of December 31, 2012. We also note that $171.1 million of these residential mortgage loan TDRs were restructured at effective interest rates lower than the market interest rate at the time of modification and may upon reset of the interest rate at the conclusion of the reduced rate period, be removed from reporting as a TDR. Additionally, we also note that $300.8 million of residential mortgage TDRs have an effective interest rate equal to or higher than the market interest rate. Please tell us how your consideration of an effective interest rate at the time of modification is consistent with ASC 310-40-50-2(a). Please also tell us the authoritative guidance you relied upon that would allow, upon of the reset of the interest at the conclusion of the reduced rate period, for a TDR to be removed from TDR classification.

Notes to Consolidated Financial Statements for Doral Financial Corporation

Note 2. Summary of Significant Accounting Policies

Allowance for Loan and Lease Losses, page F-16

9. Please tell us and revise your future filings to disclose the dollar value and delinquency thresholds for your commercial portfolios (including impaired commercial real estate, construction and land, and large commercial and industrial loans) that are reviewed for impairment on an individual basis.

Fair Value of Assets and Liabilities

Loans Receivable, page F-25

10. We note your disclosure on page F-75 that you use "REVE" for the valuation of collateral dependent residential mortgage loans that are past due more than 180 days. We also note that as of September 30, 2013 and December 31, 2012 you had impaired residential mortgage loans of $1 billion. Given the significance of these impaired loans to your overall loan portfolio, please tell us and revise your future filings to comprehensively discuss "REVE" as it's unclear from your filing whether this is a proprietary software system or just an acronym for a "real estate valuation estimate" as noted in your Form 10-K. We note disclosure in previous filings that you used to rely upon broker price opinions ("BPOs") for the valuation of collateral dependent residential mortgage loans. Please compare and contrast "REVE" with BPOs or any other valuation for collateral dependent residential mortgage loans previously employed and provide any additional information necessary for a complete understanding.

Loans Receivable and Allowance for Loan and Lease Losses, page F-38

11. We note footnote two to your tabular presentation on page F-38 states that you had $925.6 million and $648.5 million of commercial interest-only loans as of December 31, 2012 and December 31, 2011, respectively. We further note that these loans have increased to $1.1 billion as of September 30, 2013. It appears that the growth in this type of loan is due to the growth of your U.S. commercial loan portfolio. Given this significant increase, please tell us and revise your future filings to provide enhanced disclosures including, for instance, your loan origination processes for these loans, risks inherent in these types of loans, allowance for loan loss methodology, corresponding allowance for loan losses as of each of these periods long with how these amounts were determined, and any other information necessary for a complete understanding of this increasing loan class.

Note 27. Income taxes, page F-56

12. We note your disclosure on page F-58 regarding the deferred income tax benefit of $166.7 million recognized for the fiscal year ended December 31, 2012. Please tell us and revise future filings to explain the following:

- How you determined that a valuation allowance was no longer necessary for deferred tax assets related to conversion of Doral Insurance Agency to a limited liability partnership.
- Explain in further detail how you considered the fact that Doral Financial Corporation is in a three-year cumulative loss position as of December 31, 2012 and September 30, 2013 in reaching your conclusion that a full deferred tax asset valuation allowance is not required.
- Explain how you determined $113.7 million of the $230 million prepaid tax, as a result of the closing Agreement with the Commonwealth of Puerto Rico, should be applied to 2012 as compared to another period.
- Please file a Form 1.01 8-K announcing the Closing Agreement with the Commonwealth of Puerto Rico and revise future Form 10K's to include it as an Exhibit.

Item 11. Executive Compensation, incorporated from page 28 of the Definitive Proxy Statement on Schedule 14A

13. We note that, despite the Company's policy to compensate its NEOs with equity awards, Messrs. Wahlman and Ivanov did not receive restricted stock units for the 2012 fiscal year. Please tell us why their respective 2012 bonuses were comprised solely of cash.

14. We note that the short-term incentive compensation for the Company's NEOs is targeted as a percentage of each individual's base salary. Please tell us and revise future filings to

identify how each NEO's bonus is assessed including, where applicable, the formula for assessing such bonus. See Item 402(b)(v) of Regulation S-K.

Form 10-Q for the Fiscal Quarter ended September 30, 2013

Note 1. Nature of Operations and Basis of Presentation, page 10

15. We note your disclosure that during June 30, 2013 and September 30, 2013 you recorded several out-of-period adjustments. Please tell us the following:

   • Explain in further detail each of the adjustments made to your financial statements, including a discussion of how you became aware of the error, the period the adjustments relate to, and the prior and current accounting for each of these adjustments.
   • Noting similar disclosures related to these adjustments on page 7 of your Form 10-Q for fiscal quarter ended June 30, 2013, please tell us how you considered whether any of these adjustments individually or in total represented a material weakness in your control processes. Please also explain despite these adjustments you were able to conclude that you have effective disclosure and control procedures and internal control over financial reporting for each of these periods.

Provision for Loan and Lease Losses, page 76

16. We note disclosure on page 77 that your efforts to maintain updated appraisals on real estate properties collateralizing residential mortgage loans is almost complete. Please tell us and revise your future filings to disclose your plans for obtaining updated appraisals along with any appraisal policy and procedure changes that resulted from these efforts. Additionally, please tell us and revise future filings to disclose the financial statement impact resulting from these updated appraisals.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3484 if you have questions regarding our comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or Mike Clampitt, Senior Counsel, at (202) 551-3434 with any other questions.

Sincerely,

/s/ John A. Spitz

John A. Spitz
Reviewing Accountant